
October 4, 2022

Teck Chia
Chief Executive Officer
CBL International Ltd
Suite 19-9-6, Level 9, UOA Centre
No. 19 Jalan Pinang
50450 Kuala Lumpur, Malaysia

>    **Re:  CBL International Ltd**
>         **Amendment No. 3 to Registration Statement on Form F-1**
>         **Filed September 29, 2022**
>         **File No. 333-267077**

Dear Teck Chia:

We have reviewed your amended registration statement and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed September 29, 2022

Exhibit Index
Exhibit 99.5, page II-2

1.     We note the language in the second to the last paragraph of the legal opinion, which states that the opinion is "solely" for the benefit of the addressee (the company) and cannot be relied upon by others without prior written notice.  Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable.  Delete this disclaimer from the legality opinion.

Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services